Paul Hastings LLP

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November 8, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File No. 333-281860

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the response set forth below to the accounting and disclosure comments given orally by Mr. Chad Eskildsen and Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Staff”) on September 13, 2024, and an email dated November 6, 2024, with respect to the Registration Statement on Form N-14 (the “Registration Statement”) filed on August 30, 2024, relating to the reorganization of the Matthews Asian Growth and Income Fund into the Matthews Emerging Markets Equity Fund (the “Reorganization”), each such fund an existing series of the Registrant.

The Staff’s comments are set forth below in italics for your reference. Any page references in the text of this response letter correspond to the page numbers of the Registration Statement. As requested by the Staff, the Registrant has addressed comments noted below in all places in the Registration Statement where similar disclosure appears. Capitalized terms have the same meanings ascribed to them in the Registration Statement unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Any revised disclosure in the response is shown by italicized text.

The Registrant acknowledges the Staff’s standard disclaimers about the Registrant’s responsibility for disclosure.

Initial Comment

1.

Comment: Please revise the Registration Statement to include a proxy card that seeks shareholder approval of the Reorganization given the different secondary objective of the Asian Growth and Income Fund and the conditions of Rule 17a-8. Please also explain why the Reorganization would satisfy the requirements of Rule 17a-8(a)(2)(i). Further please address the additional fund fundamental policies with respect to Rule 17a-8 and the requirement for shareholder approval.

Response: Comment acknowledged. As separately discussed with the Staff, the Registrant will seek approval for the Reorganization from the shareholders of the Matthews Asian Growth and Income Fund (the “Target Fund”) given the Staff’s objection to the Registrant’s analysis under Rule 17a-8(a)(3) in that regard. The Registrant will revise the Registration Statement accordingly.

Securities and Exchange Commission

November 8, 2024

Accounting Comments

2.

Comment: In the Q&A about fees and expenses, please disclose that the gross fees and expenses for the Acquiring Fund are higher than for the Target Fund, and that the gross fees and expenses for the Combined Fund are projected to be higher as well.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

3.

Comment: Please also disclose the expiration date of the expense limitation and note that it could be discontinued. Please also disclose whether waived or limited amounts would be subject to recoupment.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

4.	Comment: In the Q&A about who will pay the costs, please disclose the estimated total dollar amount of costs and how they will be allocated.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

5.

Comment: In the Q&A about the tax consequences of the Reorganization, in the discussion about the realignment of the portfolio of the Target Fund, please disclose the estimated percentage of the portfolio to be sold. Please supplementally specify that percentage in your response and explain the reason for the realignment, such as differences in investment restrictions or policies, or differences in investment strategy. Please also comment whether this consideration was a factor in the NAST analysis requested in comment 7.

Response: Comment accepted. The Registrant will revise that disclosure accordingly. In addition, the Registrant currently estimates that as much as 76% of the Target Fund’s portfolio will be sold before the closing of the Reorganization, and that some additional portion of the remaining portfolio from the Target Fund may be sold after the Reorganization. The primary reasons for those sales would be to make the Target Fund’s existing holdings more consistent with the principal investment strategies for the Matthews Emerging Markets Equity Fund (the “Acquiring Fund”). While certain securities of the Target Fund satisfy the investment policies and restrictions of the Acquiring Fund, the Target Fund intends to utilize the proceeds from those sales to allow reinvestment in other investments that are more consistent with the Acquiring Fund’s investment process and strategies. The portion of the Target Fund’s portfolio expected to be sold was not a direct factor in the NAST analysis discussed below, but it illustrates the differences in the investment strategies and portfolio management between the two funds and that the Acquiring Fund’s strategies, as the surviving fund, would be most relevant for the combined fund after the Reorganization. Therefore, that consideration supports the NAST analysis provided below.

6.	Comment: On page 14, under the question “How will the Reorganization affect my fees and expenses?” the reference in the second sentence should be to “gross” rather than “net” expense ratio.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

Securities and Exchange Commission

November 8, 2024

7.	Comment: At the top of page 16, the disclosure states that the Acquiring Fund will be the accounting survivor. Please provide the “NAST” analysis that supports that conclusion.

Response: Comment acknowledged. The accounting survivor of the Reorganization would be the Matthews Emerging Markets Equity Fund (the “Acquiring Fund”). This determination is based on guidance provided in the AICPA Accounting and Audit Guide for Investment Companies as well as the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”) relating to performance survivors.

In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide.

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both funds are currently advised by the same investment adviser but have different portfolio managers. The portfolio managers for the Acquiring Fund will continue to serve as the portfolio managers of the Combined Fund, continuing their investment strategies and analytical approaches, following the Reorganization. This factor favors the Acquiring Fund as the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund, not the Target Fund. Although there are some similarities in the investment objectives between the two funds, and the possibility of overlapping eligible investments, the universe of eligible investments and principal strategies has some differences between the funds. This factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The investment objectives of the funds are similar in seeking long-term capital appreciation, but the Target Fund has a secondary objective to seek income. Although the Acquiring Fund has held and continues to hold income-producing securities, it has done so to supplement its investment return rather than to satisfy a formal secondary investment objective. The sole emphasis on capital appreciation for the Acquiring Fund will serve as the objective for the Combined Funds.

The similarities and differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “How do the Funds’ investment objectives, investment strategies, and fundamental investment policies compare?”

Certain fundamental investment restrictions are common to both Funds. But, the Target Fund currently operates with two fundamental restrictions that the Acquiring Fund has not adopted: (A) the Target Fund is prohibited from owning more than 10% of outstanding voting securities of any one issuer; and (B) the Target Fund is prohibited from investing more than 5% of its assets in companies that are under three years old.

Securities and Exchange Commission

November 8, 2024

The investment objective and policies of the Combined Fund will be those of the Acquiring Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, because all of its contracts with service providers will remain in place following the Reorganization as well as the existing expense limitation agreement. Currently, the Target Fund has a slightly lower gross operating expense ratio, but the net operating expense ratio of the Acquiring Fund is lower than the Target Fund and will be the same for the Combined Fund.

Asset Size: As of September 30, 2024, the Acquiring Fund had net assets of approximately $23 million, while the Target Fund had net assets of approximately $296 million. Unlike all the other factors, this factor favors the Target Fund as the accounting and performance survivor but is not determinative on its own.

Conclusion: As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate accounting and performance survivor in the Reorganization because the performance history of the Acquiring Fund is attributable to the current portfolio management team of the Acquiring Fund, which is expected to continue to manage the Combined Fund following the Reorganization. The greater emphasis on capital appreciation of the Acquiring Fund will be the focus of the Combined Fund following the Reorganization.

For these reasons, as well as the other considerations discussed above, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

8.	Comment: The fee and expense table on page 16 shows figures as of December 31, 2023. Please revise, as needed, to show current fees and expenses as specified in Item 3 of Form N-14.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

9.

Comment: The footnote to that fee and expense table states that the expense limitation agreement will remain in place until April 30, 2025. Please correct the date to specify a period of at least one year from when the N-14 will become effective.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

10.	Comment: On page 19, in the paragraph that begins with “As discussed above . . . .”, please remove the erroneous reference to the unitary fee that appears in the second sentence.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

Securities and Exchange Commission

November 8, 2024

11.	Comment: Please update the capitalization table on page 25 to a more recent date rather than June 30, 2024.

Response: Comment accepted. The Registrant will revise that disclosure accordingly using information as of September 30, 2024.

12.

Comment: Please remove the brackets in the capitalization table with the updated figures and more specifically describe in the footnote to the table the adjustments that are used to determine the pro forma figures.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

13.

Comment: On page 34, under the question “Where can I find more financial and performance information about the Funds?” please remove the second sentence of the first paragraph stating that the Acquiring Fund has not yet commenced operations.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

14.	Comment: In that same section on page 34, please also incorporate by reference the semi-annual report for the period ended June 30, 2024.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

Disclosure Comments

15.

Comment: In the footnote to the fee and expense table on page 17, please (i) supplementally explain the non-class specific expenses being waived, and (ii) also supplementally explain how waiving expenses of the Investor Class shares to the same extent as the waiver of Fund-wide expenses to the extent necessary to maintain the 0.90% expense ratio for the Institutional Class is consistent with Rule 18f-3 and not a de facto modification of fees provided in the advisory or other contracts (such as for custody) such that there is a cross-subsidization in contravention of the Staff’s guidance in the bulletin entitled “Differential Advisory Fee Waivers” (dated Feb. 2, 2023).

Response: Comment acknowledged. The Registrant has specifically structured and intended for this expense limitation, and the related waiver structure, to comply with Rule 18f-3 and to avoid impermissible cross-subsidization. Rule 18f-3(a)(1)(i) allows different expenses for distribution and shareholder services, and those are the specific type of expenses (in addition to certain transfer agent services specific to a share class) that can be waived by the Registrant with respect to each share class separate from other expenses. Further, the terms of the waiver limitation expressly restrict further waivers of fund-wide or non-class specific expenses, such as the advisory fee and the custody fees, to be waived in equal amounts for all share classes. That structure expressly complies with the requirements of Rule 18f-3 and the Staff’s guidance cited above. Further, that specific expense limitation structure has been in place for the Registrant’s series for many years, and since inception for most of those series, and has been extensively considered, reviewed and approved by the Registrant’s board of trustees, as advised by independent legal counsel.

Securities and Exchange Commission

November 8, 2024

16.

Comment: Please explain supplementally how the differences in the advisory fee structure, as described on page 19, would be consistent with the condition under Rule 17a-8(a)(3)(ii) for avoiding approval of the shareholders of the Target Fund.

Response: Comment acknowledged. As noted in the response to comment number 1, and based on discussions with the Staff, the Registrant will no longer seek to rely on the exception to shareholder approval in Rule 17a-8(a)(3).

17.	Comment: Please explain and disclose the differences in fees and services under the advisory agreement on page 20 given the reference to the unitary management fee.

Response: Comment acknowledged. The erroneous reference to a unitary fee was inadvertent, and is not applicable. Both Funds have the same advisory fee and expense structure, but in different amounts.

18.	Comment: Please revise the second-to-last sentence in the first bullet point on page 20 to be a complete sentence.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

19.	Comment: Please disclose on page 20 under Board considerations whether the Board considered the differences between a unitary fee and a conventional advisory fee.

Response: Comment acknowledged. The erroneous reference to a unitary fee was inadvertent, and is not applicable. Both Funds have the same advisory fee and expense structure, but in different amounts.

20.	Comment: Under “General Limitation on Losses” on page 24, please correct the terminology to use “Combined Fund” rather than “combined Acquiring Fund.”

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

21.	Comment: Please provide the Agreement and Plan of Reorganization referenced in Appendix A.

Response: Comment accepted. The Registrant will include that document as part of the next pre-effective amendment.

22.	Comment: In the Item 16 Exhibits, please file the executed Investment Advisory Agreement referenced in Exhibit 6(a) rather than a form of an agreement.

Response: Comment acknowledged. The Registrant will remove the reference to Exhibit 6(a), which was superseded by the documents shown in Exhibits 6(b) through 6(a)(a).

23.	Comment: Please file a new power of attorney for this N-14. The existing power of attorney is from 2018. Please refer to Rule 483(b).

Response: Comment acknowledged. The link for Exhibit 16(j), which is a power of attorney dated February 21, 2024, incorrectly linked to the 2018 power of attorney. There is a newer power of attorney dated May 31, 2023 in Exhibit 16(i) covering all trustees other than Neal Andrews. The link for the 2024 power of attorney for Mr. Andrews will be corrected to show the document already on file for him.

Securities and Exchange Commission

November 8, 2024

We would be pleased to discuss this letter further and to address any concerns from the Staff.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC